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                                                                       EXHIBIT 4

                      PRESS RELEASE ISSUED MARCH 19, 1999



         PixTech to Acquire Display Division of Micron Technology, Inc.


             Micron Technology to Become 32% Shareholder of PixTech


     SANTA CLARA, Calif., and BOISE, Idaho, March 19 /PRNewswire/ - PixTech, Inc. (Nasdaq: PIXT) and Micron Technology, Inc. (NYSE: MU) today announced the signing of a definitive agreement for PixTech to acquire substantially all of Micron's Display Division located in Boise, Idaho.

     Under the terms of the agreement, in exchange for the transfer of certain assets (including manufacturing equipment and $4.35 million in cash) and liabilities to PixTech, Micron will receive approximately 7.134 million shares of PixTech's common stock and warrants to purchase an additional 310,000 shares of PixTech's common stock at an exercise price of approximately $2.25. As a result of this transaction, Micron will hold approximately 32% of PixTech's outstanding shares of Common Stock. The transaction is expected to reduce Micron's second quarter earnings per share by approximately $0.03.

     The agreement is contingent upon approval of the Federal Trade Commission and approval of PixTech's stockholders to increase the number of shares of Common Stock authorized for issuance by the Pixtech Board of Directors and to issue shares of PixTech's stock to Micron in this transaction, as well as customary closing conditions. The transaction is expected to close shortly after PixTech's annual shareholders' meeting, which is scheduled for April 27, 1999.

     "Field Emission Displays (FEDs) continue to have the potential to be superior to other flat panel displays in the industry," said Dieter Mezger, CEO and President of PixTech. "However, to succeed, we have to aggressively pursue additional talent and resources. Combining the resources of Micron's Display Division with PixTech's leadership technology is a real win-win situation. This combination also creates a U.S. based research and development organization devoted solely to FED. Our 15" team in Santa Clara is expected to move to the new Boise, Idaho location. Our Santa Clara location will remain for executive management as well as sales and marketing. We look forward to working with the Micron Display team."

     "This is a good way to leverage both companies' strengths," said Steve Appleton, Chairman, CEO, and President of Micron Technology, Inc. "We believe that the combination of PixTech and our display division provides the best potential for Micron's return on its R&D investment. We look forward to working with the PixTech team as they continue advancing FED technology and products in the Idaho facility currently used by Micron Display."
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     Francis Courreges, PixTech Executive Vice President, said, "Being first to market in FED hasn't happened without making some tough technology option choices. Low voltage (less than 1,500 volts) is the shortest path to cost competitive medium size (3" to 8") products on the market. For desktop and large size displays, it is a different equation that leads to FEDs with anode voltages in the range from 3 to 6 kV. Micron's Display Division has developed unique technologies in the areas of spacers, anode face plate and glass sealing techniques that should allow us to make big strides toward the introduction of desktop FEDs."

     "In addition, the transaction will significantly strengthen PixTech's patent position. Upon the closing, we will have a license to Micron's FED patents. PixTech will then be in a unique position to use some or all FED technology developed by not less than 10 FED organizations," said Courreges.

     Dave Cathey, who is currently Vice President and General Manager of Micron's Display Division and will be appointed as an observer to the PixTech Board of Directors, said, "The synergies created by integrating the talents, technologies, and resources of Pixtech and Micron's Display Division are impressive. Pixtech and Micron were the first two companies in the world to demonstrate color video FED displays. Combining our talents will enhance the commercialization of FED products. I am excited about the future of great Boise team within Pixtech."


     About PixTech, Inc.


     PixTech designs, develops and manufactures field emission displays (FEDs), a new type of flat-panel display. The Company operates a flat-panel display pilot manufacturing facility in Montpellier, France, and an R&D facility and sales office in Santa Clara, California. PixTech is currently developing hi-volume manufacturing capabilities for its FEDs in Taiwan under a contract manufacturing arrangement with Unipac, a Taiwanese AM-LCD manufacturer. PixTech has also established a marketing partnership with Sumitomo Corporation, its exclusive distributor in Japan. More information is available from the Company's web site at www.pixtech.com.


     About Micron Technology, Inc.


     Micron Technology, Inc., and its subsidiaries manufacture and market DRAMs, very fast SRAMs, Flash, other semiconductor components, memory modules, graphics accelerators, personal computer systems, and radio frequency identification
(RFID) products.  Micron's common stock is traded on the New York Stock Exchange
(NYSE) under the symbol MU. To learn more about Micron Technology, Inc., visit its Web site at www.micron.com.

     Statements that are not historical facts, including statements about PixTech's confidence and strategies, the timing of its manufacturing plans with Unipac, and its distribution agreement with Sumitomo, the development of new or existing products, technologies and opportunities, marked demand or acceptance of new or existing products are forward-looking statements that involve risks and uncertainties. These uncertainties include but are not limited to, the risk associated with transitioning to high volume manufacturing of FED displays at Unipac, product demand and market

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acceptance risks, commitment of Unipac and/or of PixTech licensees, ability of the Company to grant other licenses under FED technology, validity and enforceability of PixTech's patent rights, infringement by PixTech of other patent rights, impact of competitive product and prices, product development, commercialization or technological delays or difficulties, trade, legal, social and economic risks detailed in PixTech's Securities and Exchange Commission filing including its form 10-K for the year 1997 and any subsequent filings.

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